As filed with the Securities and Exchange Commission on September 24, 2008

Registration No. 333-8182

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CENTRICA PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William A. Plapinger, Esq. Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN 011 44 207 959 8900	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of amended and restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Article number 13

(vi)  The deposit or sale of securities resulting from

Articles number 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 13 and 18

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of February 10, 1998, as amended and restated as of __________, 2008, among Centrica plc, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among Centrica plc and The Bank of New York relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. –Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York,  September 24, 2008.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, Nominal Value of 6 14/81 Pence each, of Centrica plc.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Centrica plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on September 24, 2008.

CENTRICA PLC

By:  /s/ Ian Grant Dawson
Name:  Ian Grant Dawson
Title:    General Counsel and Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 24, 2008.

/s/ Roger Martyn Carr

/s/ Ian Grant Dawson

Roger Martyn Carr

Ian Grant Dawson

Chairman

Authorized U.S. Representative

/s/ William Samuel Hugh Laidlaw

/s/ Nicholas Lawrence Luff

William Samuel Hugh Laidlaw

Nicholas Lawrence Luff

Chief Executive

Principal Accounting Officer

/s/ Helen Alexander

/s/ Moira Lynne Turner

Helen Alexander

Moira Lynne Turner

Non-Executive Director

Principal Financial Officer

/s/ Phillip Keague Bentley

/s/ William Samuel Hugh Laidlaw

Phillip Keague Bentley

William Samuel Hugh Laidlaw

Managing Director, British Gas

Principal Executive Officer

/s/ Mary Elizabeth Francis

Mary Elizabeth Francis

Senior Independent Director

/s/ Nicholas Lawrence Luff

Nicholas Lawrence Luff

Group Finance Director

/s/ Andrew Stewart Mackenzie

Andrew Stewart Mackenzie

Non-Executive Director

/s/ Paul Ashley Rayner

Paul Ashley Rayner

Non-Executive Director

/s/ Paul Steven Walsh

Paul Steven Walsh

Non-Executive Director

/s/ Ian Grant Dawson

Ian Grant Dawson

General Counsel and Company Secretary

/s/ Vincent Mark Hanafin

Vincent Mark Hanafin

Managing Director, Centrica Energy and Europe

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of February 10, 1998, as amended and restated as of __________, 2008, among Centrica plc, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners

from time to time of American Depositary Shares issued thereunder.

2

Previously Filed.

4

Previously Filed.